Exhibit 21.1

Subsidiary	Location
Wayfair LLC	USA
Wayfair Securities Corporation	USA
SK Retail, Inc.	USA
Wayfair Stores Limited	Republic of Ireland
Wayfair (UK) Limited	United Kingdom
Wayfair GmbH	Germany
Wayfair (BVI) Ltd.	British Virgin Islands